SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Enviva Inc.
(successor issuer to Enviva Partners, LP pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934)
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

29415B1035
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,716,862*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,716,862*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,716,862*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN, IA

 •As disclosed in Item 5(b), includes 2,875 shares of Common Stock held by Mr. Ubben for the benefit of In-Cap and the In-Cap Funds.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,716,862*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,716,862*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,716,862*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

*As disclosed in Item 5(b), includes 2,875 shares of Common Stock held by Mr. Ubben for the benefit of In-Cap and the In-Cap Funds.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D, as amended by Amendment No.1. This Amendment No. 2 amends Items 1, 4, 5(a)-(d) and 6 as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Enviva Inc., a Delaware corporation (the "Issuer") and successor issuer of Enviva Partners, LP, a Delaware limited partnership (the "Partnership") pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended. The Issuer's principal executive offices are located at 7200 Wisconsin Ave, Suite 1000, Bethesda, MD 20814.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

The conversion of the Partnership from a Delaware limited partnership to the Issuer, a Delaware corporation, as described in the Partnership's Definitive Proxy Statement on Schedule 14A filed with the SEC on November 22, 2021 (the "Partnership Proxy Statement"), was consummated on December 31 2021 (the "Conversion"). As a result thereof, (i) each outstanding Common Unit was exchanged for one share of Common Stock and (ii) all outstanding time-based and performance-based phantom unit award outstanding under the Partnership's Long Term Incentive Plan was also converted and appropriately adjusted to reflect the impact of the Conversion, and are now governed by the Issuer's Amended and Restated Long Term Incentive Plan following the Conversion.

Mr. Ubben, who served on the board of directors of the Partnership at the effective time of the Conversion, continues to serve on the board of directors of the Issuer. In addition, upon the consummation of the Conversion, Eva Zlotnicka, a Founder and Managing Partner at In-Cap, has joined the board of directors of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(d) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 61,022,931 shares of Common Stock outstanding as of November 19, 2021 and after giving effect to the Conversion, as reported in the Partnership Proxy Statement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 5 of 6 Pages

Mr. Ubben holds 2,875 shares of Common Stock directly, which shares were issued to Mr. Ubben upon vesting of the 2,875 previously reported Phantom Units that were issued to Mr. Ubben for his service on the board of directors of the general partner of the Partnership. Mr Ubben holds such 2,875 shares of Common Stock for the benefit of In-Cap and the In-Cap Funds.

(c)	Other than as disclosed in Item 4, no transactions in the Common Stock were effected in the past sixty (60) days by the Reporting Persons.

(d)	No person other than the Reporting Persons, the Instruction C Persons and the In-Cap Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the In-Cap Funds. Inclusive Capital Partners Spring Master Fund, L.P., an In-Cap Fund, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the outstanding Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Pursuant to the Drop Merger Agreement (as defined in the Partnership Proxy Statement), immediately prior to the effective time of the Conversion, each outstanding award of restricted phantom units originally granted to Mr. Ubben pursuant to the Partnership's Long Term Incentive Plan was assumed by the Issuer and converted into a Enviva Inc. Phantom Stock Award equal to the number of restricted phantom units that were subject to such award of restricted phantom units prior to the effective time of the Conversion. Each Enviva Inc. Phantom Stock Award is subject to the same terms and conditions as were applicable to such award of restricted phantom units immediately before the effective time of the Conversion.

Accordingly, a total of 2,379 phantom units that have been awarded to Mr. Ubben in consideration for his service on the board of directors of the general partner of the Partnership, which he is deemed to hold for the benefit of In-Cap and the In-Cap Funds, have been converted into 2,379 phantom units pursuant to the Issuer's Amended and Restated Long Term Incentive Plan.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2022

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN